Exhibit 99.(a)(1)(M)

COHERENT, INC.

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions that you may have about the offer.  We urge you to read carefully the Offer to Amend the Exercise Price of Certain Options document and the additional documents.  Please note that the information in these Frequently Asked Questions is not complete and does not contain all of the information that is important to you.

Q1.                            When does the offer commence?

A1.          The commencement date of the offer is April 8, 2008.

Q2.                            When does the offer expire?

A2.          The offer will expire at 5:00 p.m. Pacific Time on May 9, 2008 unless Coherent, Inc. extends the offer.  If we extend the offer, we will issue a press release, email or other form of communication disclosing the change no later than 6:00 a.m., Pacific Time, on the next U.S. business day following the day we change the offer.

Q3.                            How and when do I tender my eligible options?

A3.          You must, before 5:00 p.m. Pacific Time on May 9, 2008 (the expiration date), log on to the offer website at https://coherent.equitybenefits.com/ and click on the MAKE AN ELECTION button to proceed with your election.  You will be redirected to the first page of the Election/Withdrawal form.  You will need to check the appropriate box next to your eligible options to indicate whether you elect to amend your eligible options in accordance with the terms of the offer.  After completing the Election/Withdrawal form, you will have the opportunity to review the election you have made with respect to your eligible options.  If you are satisfied with your election, you will proceed to the Agreement to Terms of Election/Withdrawal page.  Only after you agree to the Agreement to the Terms of Election will you be directed to the Election Confirmation Statement page.  Please print and keep a copy of the Election Confirmation Statement for your records.  You will then be deemed to have completed the election process for tendering your eligible options.

If you are unable to submit your Election/Withdrawal form electronically via the offer website as a result of technical failures of the website, such as the website being unavailable or the website not accepting your election, or if you otherwise do not have access to the offer website for any reason (including lack of internet services), you must complete a paper Election/Withdrawal form and return it to the Company via facsimile to Ron Victor at (408) 970-9998 before 5:00 p.m. Pacific Time on May 9, 2008.  To obtain a paper Election/Withdrawal form, please email 409AOffer@coherent.com or you may download and print the form at: https://coherent.equitybenefits.com/.

You must complete the election process before 5:00 p.m. Pacific Time on May 9, 2008.  If we extend the offer beyond that deadline, you must complete the process before the extended expiration date of the offer.

Q4.                            During what period of time may I change my election with respect to my eligible options?

A4.          You may change your mind after you have submitted an Election/Withdrawal form and withdraw your election at any time before the expiration date, which will be May 9, 2008, at 5:00 p.m. Pacific Time, unless the offer is extended.  If we extend the expiration date, you may withdraw your election with respect to all of your eligible options at any time until the extended offer expires.  You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election/Withdrawal form we receive before the expiration date.  However, if we have not accepted your election by 9:00 p.m., Pacific Time, on June 3, 2008 (the 40th business day after the April 8, 2008 commencement date of the offer), you may withdraw your election at any time thereafter.

Q5.                            What if I find an error regarding my eligible options in the Election/Withdrawal form?

A5.          If you think there is an error in your option information contained on your Election/Withdrawal form, please contact the Coherent Tender Offer Help Desk by email at 409AOffer@coherent.com.

Q6.                            Where can I obtain a copy of the Election/Withdrawal form?

A6.          To obtain a copy of the Offer to Amend, the Election/Withdrawal form, or the withdrawal form, please log on to the offer website at https://coherent.equitybenefits.com/ or email your request to 409AOffer@coherent.com.

Q7.                            What will happen to my tendered options?

A7.          If you elect to participate in the offer, your eligible options will be amended on the same day as the expiration date (but following the expiration of the offer).  The expiration date will be 5:00 p.m. Pacific Time, on May 9, 2008, unless the offer period is extended.

Q8.                            What are the tax consequences if I do not accept the offer?

A8.          While participation in the offer is completely voluntary, if you elect not to amend your eligible options pursuant to the offer, then you will be solely responsible for any taxes, penalties or interest payable you may incur under Section 409A of the Internal Revenue Code and comparable state laws.  You should refer to Section 14 of the Offer to Amend, which contains material U.S. federal income tax information concerning the offer.  We strongly recommend that you consult your financial, legal and/or tax advisors with respect to the federal, state and local tax consequences of participating or not participating in the offer.

Q9.                            What are some of the key dates to remember?

A9.                             Please keep in mind the following dates:

1.               The commencement date of the offer is April 8, 2008.

2.               The offer will expire at 5:00 p.m. Pacific Time on May 9, 2008 unless Coherent, Inc. extends the offer.

3.               If you elect to participate in the offer, your eligible options will be amended on the same day as the expiration date, on May 9, 2008, (but following the expiration of the offer).

4.               Any cash payment owed to you will be paid to you, less any applicable tax withholding, on Coherent’s first payroll date in January 2009.

Q10.                     To whom can I direct any questions I have about the offer?

A10.        For general questions concerning this offer or general questions about the tax consequences discussed in the offer, please log on to https://coherent.equitybenefits.com/ to view a recorded informational presentation explaining the offer, should you have any questions about the offer.

Please also feel free to email to the Coherent Tender Offer Help Desk at 409AOffer@coherent.com or by phone at (408) 817-5900.

Coherent, Inc. has prepared communications regarding the offer and PricewaterhouseCoopers LLP will provide general tax information regarding the offer.  Neither Coherent, Inc. nor PricewaterhouseCoopers LLP will provide tax advice specific to an individual’s circumstances or make any recommendation.  We strongly recommend that you discuss the personal tax consequences of the offer with your financial, legal and/or tax advisors.

THE SUMMARY TERM SHEET TO THE OFFER TO AMEND DOCUMENT CONTAINS ADDITIONAL FREQUENTLY ASKED QUESTIONS AND ANSWERS THAT YOU MAY FIND HELPFUL.